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[LOGO] KINROSS                                   40 KING STREET WEST, 52ND FLOOR
                                                            TORONTO, ON  M5H 3Y2
                                                               TEL: 416 365 5123
                                                               FAX: 416 363 6622
                                                         TOLL FREE: 866-561-3636





                                                                October 15, 2004


Dear Shareholder:

The Board of Directors cordially invites you to attend a special meeting (the "Meeting") of holders of common shares of Kinross Gold Corporation (the "Corporation") to be held in Patty Watt Room of The Design Exchange, 234 Bay Street, Toronto, Ontario on November 26, 2004 at 10:30 a.m. (Toronto Time).

The Corporation has a large number of shareholders holding a small number of common shares. The number of shareholders holding fewer than 100 common shares is estimated to be approximately 52,022 as at October 8, 2004, on which date such shareholders held an aggregate of 1,699,225 common shares or approximately 0.49% of the total outstanding. The Corporation spends a significant amount of money each year printing and mailing materials required by statute, such as annual reports and information circulars, to these small shareholders and servicing their accounts through the Corporation's transfer agent and registrar.

Accordingly, the Corporation will ask the shareholders to consider and approve at the Meeting a special resolution to amend the Corporation's articles to effect a consolidation/deconsolidation whereby: on November 28, 2004, the common shares of the Corporation will be consolidated on a 1 for 100 basis and thereupon the holder of less than 1 common share will cease to hold such fractional share and receive a cash payment for the fair market value of such share in lieu thereof; and: on November 29, 2004, the common shares will be deconsolidated on a 100 for 1 basis. Such transactions will result in eliminating shareholdings of less than 100 shares and entitling such small shareholders to receive cash payment therefor. The holders of more than 100 common shares prior to these transactions will NOT be affected by such transactions.

The enclosed information circular provides additional information regarding the proposed consolidation/deconsolidation that will help you make an informed decision. The Board of Directors recommends that you vote FOR the special resolution to effect the consolidation/deconsolidation.

We hope that you will be able to attend the Meeting. Whether or not you are able to attend, it is still important that you be represented at the Meeting. WE ENCOURAGE YOU TO COMPLETE THE ENCLOSED FORM OF PROXY AND RETURN IT NOT LATER THAN THE TIME SPECIFIED IN THE ENCLOSED NOTICE OF SPECIAL MEETING OF SHAREHOLDERS.

                                           Sincerely,

                                           /s/ Robert M. Buchan

                                           Robert M. Buchan
                                           President and Chief Executive Officer